UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Maplebear Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

565394103**

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Roelof Botha

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

September 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL USV XIV HOLDCO, LTD. (“SEQUOIA CAPITAL USV XIV HOLDCO”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) OO

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND VI, L.P. (“SEQUOIA CAPITAL U.S. GROWTH FUND VI”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND II, L.P. (“SEQUOIA CAPITAL GLOBAL GROWTH FUND II”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,405,162
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,405,162
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,405,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 68,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 68,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH FUND VII, L.P. (“SEQUOIA CAPITAL U.S. GROWTH FUND VII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,774,756
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,774,756
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, L.P. (“SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 164,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 164,955
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,955
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III - ENDURANCE PARTNERS, L.P. (“SC GGF III ”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 351,374
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 351,374
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL US/E EXPANSION FUND I, L.P. (“SC US/E EXPANSION FUND I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL US/E EXPANSION FUND I MANAGEMENT, L.P. (“SC US/E EXPANSION FUND I MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,150,331 of which 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,150,331 of which 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,150,331
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, L.P. (“SC U.S. VENTURE FUND XIV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV, L.P. (“SC U.S. VENTURE PARTNERS FUND XIV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), L.P. (“SC U.S. VENTURE FUND XIV (Q)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SC U.S. VENTURE XIV MANAGEMENT, L.P. (“SC U.S. VENTURE XIV MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SC U.S. GROWTH VI MANAGEMENT, L.P. (“SC U.S. GROWTH VI MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI and 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND is SC U.S. GROWTH VI MANAGEMENT.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

0 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI and 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND is SC U.S. GROWTH VI MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SC GLOBAL GROWTH II MANAGEMENT, L.P. (“SC GLOBAL GROWTH II MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

4,473,182 shares, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II and 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH FUND II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

4,473,182 shares, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II and 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH FUND II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,473,182
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SCGGF III – U.S./INDIA MANAGEMENT, L.P. (“SCGGF III – U.S./INDIA MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,217,532
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,217,532
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,532
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SC U.S. GROWTH VII MANAGEMENT, L.P. (“SC U.S. GROWTH VII MANAGEMENT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

 Shared Voting Power

1,939,711 shares, of which 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII and 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT.

	9.	Sole Dispositive Power 0
10.

 Shared Dispositive Power

1,939,711 shares, of which 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII and 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,939,711
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 351,374 shares, of which 351,374 shares are directly owned by SC GGF III. The general partner of SC GGF III is SC GGF III MGMT.
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 351,374 shares, of which 351,374 shares are directly owned by SC GGF III. The general partner of SC GGF III is SC GGF III MGMT.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 351,374
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% 1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL FUND PARALLEL, LLC (“SCFP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,108,968
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,108,968

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,108,968
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%1
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL FUND, L.P. (“SCF”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,211,724
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,211,724

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,211,724
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL FUND MANAGEMENT, L.P. (“SEQUOIA CAPITAL FUND MANAGEMENT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

 SHARED VOTING POWER

23,320,692 shares, of which 3,108,968 shares are directly owned by SCFP and 20,211,724 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.

	7	SOLE DISPOSITIVE POWER 0
	8

 SHARED DISPOSITIVE POWER

23,320,692 shares, of which 3,108,968 shares are directly owned by SCFP and 20,211,724 shares are directly owned by SCF. SEQUOIA CAPITAL FUND MANAGEMENT is the general partner of SCF and the manager of SCFP.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,320,692
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%1
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US (TTGP)”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

 Shared Voting Power

34,452,822 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO, 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI, 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND, 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT, 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII, 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, 351,374 shares are directly owned by SC GGF III, 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I, 2,150,331 shares are directly owned by SC US/E EXPANSION FUND I MGMT, 3,108,968 shares are directly owned by SCFP and 20,211,724 shares are directly owned by SCF. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND is SC U.S. GROWTH VI MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PIRNCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT. The general partner of SC GGF III is SC GGF III MGMT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US TTGP is the General Partner of SC U.S. VENTURE XIV MANAGEMENT, SC U.S. GROWTH VI MANAGEMENT, SC GLOBAL GROWTH II MANAGEMENT, SCGGF III- U.S./INDIA MANAGEMENT, SC U.S. GROWTH VII MANAGEMENT, SC GGF III MGMT, SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT.

	9.	Sole Dispositive Power 0
	10.

 Shared Dispositive Power

34,452,822 shares, of which 0 shares are directly owned by SEQUOIA CAPITAL USV XIV HOLDCO, 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VI, 0 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND, 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT, 1,774,756 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH FUND VII, 164,955 shares are directly owned by SEQUOIA CAPITAL U.S. GROWTH VII PRINCIPALS FUND, 351,374 shares are directly owned by SC GGF III, 1,000,000 shares are directly owned by SC US/E EXPANSION FUND I, 2,150,331 shares are directly owned by SC US/E EXPANSION FUND I MGMT, 3,108,968 shares are directly owned by SCFP and 20,211,724 shares are directly owned by SCF. SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q), together, own 100% of the outstanding shares of SEQUOIA CAPITAL USV XIV HOLDCO. The General Partner of each of SEQUOIA CAPITAL U.S. VENTURE FUND XIV, SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV and SEQUOIA CAPITAL U.S. VENTURE PARTNERS FUND XIV (Q) is SC U.S. VENTURE XIV MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VI and SEQUOIA CAPITAL U.S. GROWTH VI PRINCIPALS FUND is SC U.S. GROWTH VI MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of each of SEQUOIA CAPITAL U.S. GROWTH FUND VII and SEQUOIA CAPITAL U.S. GROWTH VII PIRNCIPALS FUND is SC U.S. GROWTH VII MANAGEMENT. The general partner of SC GGF III is SC GGF III MGMT. The general partner of SC US/E EXPANSION FUND I is SC US/E EXPANSION FUND I MGMT. The General Partner of SCF and the manager of SCFP is SEQUOIA CAPITAL FUND MANAGEMENT. SC US TTGP is the General Partner of SC U.S. VENTURE XIV MANAGEMENT, SC U.S. GROWTH VI MANAGEMENT, SC GLOBAL GROWTH II MANAGEMENT, SCGGF III- U.S./INDIA MANAGEMENT, SC U.S. GROWTH VII MANAGEMENT, SC GGF III MGMT, SC US/E EXPANSION FUND I MGMT and SEQUOIA CAPITAL FUND MANAGEMENT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,452,822
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%1
14.	Type of Reporting Person (See Instructions) PN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,988,869
	8.

 Shared Voting Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT are Messrs. DL and RB.

	9.	Sole Dispositive Power 1,988,869
	10.

 Shared Dispositive Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,030,957
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1%1
14.	Type of Reporting Person (See Instructions) IN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 643,015
	8.

 Shared Voting Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT are Messrs. DL and RB.

	9.	Sole Dispositive Power 643,015
	10.

 Shared Dispositive Power

6,042,088, of which 4,405,162 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, 68,020 shares are directly owned by SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, 1,217,532 shares are directly owned by SCGGF III – U.S./INDIA MANAGEMENT and 351,374 shares are directly owned by SCGGF III. The General Partner of each of SEQUOIA CAPITAL GLOBAL GROWTH FUND II and SEQUOIA CAPITAL GLOBAL II PRINCIPALS FUND is SC GLOBAL GROWTH II MANAGEMENT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of each of SC GLOBAL GROWTH II MANAGEMENT, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT is SC US (TTGP). The directors and stockholders of SC US (TTGP) who exercise voting and investment discretion with respect to the shares held by SEQUOIA CAPITAL GLOBAL GROWTH FUND II, SEQUOIA CAPITAL GLOBAL GROWTH II PRINCIPALS FUND, SCGGF III – U.S./INDIA MANAGEMENT and SC GGF III MGMT are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,685,103
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% 1
14.	Type of Reporting Person (See Instructions) IN

1

Based on a total of 257,104,661 shares of Class A common stock as of August 14, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024.

Except as set forth in this Amendment No. 4 (this “Amendment”), the initial Schedule 13D that was filed on February 27, 2024, as amended by Amendment No. 1 thereto on August 13, 2024 (“Amendment No. 1”), Amendment No. 2 thereto on August 28, 2024 (“Amendment No. 2”) and Amendment No. 3 thereto on September 4, 2024 (“Amendment No. 3” and collectively, with the initial Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Original 13D”) remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect a distribution pro rata in-kind shares of Class A Common Stock of the Company to partners or members for no consideration by Sequoia Capital USV XIV Holdco, Sequoia Capital U.S. Growth Fund VI and Sequoia Capital U.S. Growth VI Principals Fund and subsequent distributions by general partners or managing members to their respective partners or members and, in certain cases, the contribution by such partners or members to the applicable recipient fund. This amendment also reflects the addition of SCFP, SCF and Sequoia Capital Fund Management as Reporting Persons.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby amended and restated in their entirety as follows:

(a) The aggregate number of Class A Common Stock and the percentage of total outstanding Class A Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 257,104,661 shares of Class A common stock stated to be outstanding as of July 31, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2024, and reflecting the repurchase of 3,700,000 shares of Class A common stock as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2024. The Reporting Persons may be deemed to beneficially own an aggregate of 34,452,822 shares of Class A Common Stock, which constitutes approximately 13.4 % of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

Sequoia Capital USV XIV Holdco beneficially owns 0 shares of Class A Common Stock, which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund VI beneficially owns 0 shares of Class A Common Stock, which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth VI Principals Fund beneficially owns 0 shares of Class A Common Stock, which represents 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Global Growth Fund II beneficially owns 4,405,162 shares of Class A Common Stock, which represents approximately 1.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Global Growth II Principals Fund beneficially owns 68,020 shares of Class A Common Stock, which represents approximately less than 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth Fund VII beneficially owns 1,774,756 shares of Class A Common Stock, which represents approximately 0.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital U.S. Growth VII Principals Fund beneficially owns 164,955 shares of Class A Common Stock, which represents approximately less than 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III beneficially owns 351,374 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I beneficially owns 1,000,000 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Fund Parallel, LLC beneficially owns 3,108,968 shares of Class A Common Stock, which represents approximately 1.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Fund, L.P. beneficially owns 20,211,724 shares of Class A Common Stock, which represents approximately 7.9% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US/E Expansion Fund I MGMT, as the general partner of SC US/E Expansion Fund I, may be deemed to beneficially own an aggregate of 3,150,331 shares of Class A Common Stock, which represents approximately 1.2% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Venture Fund XIV may be deemed to beneficially own an aggregate of 0 shares of Class A Common Stock directly owned by Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), which together own 100% of the outstanding shares of Sequoia Capital USV XIV Holdco, and which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Venture Partners Fund XIV may be deemed to beneficially own an aggregate of 0 shares of Class A Common Stock directly owned by Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), which together own 100% of the outstanding shares of Sequoia Capital USV XIV Holdco, and which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Venture Fund XIV (Q) may be deemed to beneficially own an aggregate of 0 shares of Class A Common Stock directly owned by Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), which together own 100% of the outstanding shares of Sequoia Capital USV XIV Holdco, and which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Sequoia Capital Fund Management, L.P., as the general partner of Sequoia Capital Fund, L.P. and manager of Sequoia Capital Fund Parallel, LLC, may be deemed to beneficially own an aggregate of 23,320,692 shares of Class A Common Stock, which represents approximately 9.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. XIV Management, as the general partner of Sequoia Capital USV XIV Holdco, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV and SC U.S. Venture Fund XIV (Q), may be deemed to beneficially own an aggregate of 0 shares of Class A Common Stock, which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VI Management, as the general partner of Sequoia Capital U.S. Growth Fund VI and Sequoia Capital U.S. Growth VI Principals Fund, may be deemed to beneficially own an aggregate of 0 shares of Class A

Common Stock, which represents approximately 0% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC Global Growth II Management, as the general partner of Sequoia Capital U.S. Growth Fund II and Sequoia Capital U.S. Growth II Principals Fund, may be deemed to beneficially own an aggregate of 4,473,182 shares of Class A Common Stock, which represents approximately 1.7% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCGGF III – U.S./India Management beneficially owns 1,217,532 shares of Class A Common Stock, which represents approximately 0.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC U.S. Growth VII Management, as the general partner of Sequoia Capital U.S. Growth Fund VII and Sequoia Capital U.S. Growth Fund VII, may be deemed to beneficially own an aggregate of 1,939,711 shares of Class A Common Stock, which represents approximately 0.8% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III MGMT, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 351,374 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III MGMT, SC US/E Expansion Fund I MGMT and Sequoia Capital Fund Management, L.P., may be deemed to beneficially own an aggregate of 34,452,822 shares of Class A Common Stock, which represents approximately 13.4% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SC U.S. XIV Management, SC U.S. Growth VI Management, SC Global Growth II Management, SCGGF III – U.S./India Management, SC U.S. Growth VII Management, SC GGF III MGMT and SC US/E Expansion Fund I MGMT. As such, DL and RB may be deemed to beneficially own an aggregate of 8,030,957 and 6,685,103 shares of Class A Common Stock, which represents approximately 3.1% and 2.6% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except as described in Amendment No. 2, Amendment No. 3 and in this Item 5(c), the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days. On September 5, 2024, Sequoia Capital USV XIV Holdco, Sequoia Capital U.S. Growth Fund VI and Sequoia Capital U.S. Growth VI Principals Fund distributed pro rata in-kind shares of Class A Common Stock of the Company to partners or members for no consideration. Sequoia Capital USV XIV Holdco distributed 5,145,305 shares of Class A Common Stock, Sequoia Capital U.S. Growth Fund VI distributed 948,842 shares of Class A Common Stock and Sequoia Capital U.S. Growth VI Principals Fund distributed 61,603 shares of Class A Common Stock. As a result of those distributions, including subsequent distributions by general partners or managing members to their respective partners or members and, in certain cases, the contribution by such partners or members to the applicable recipient fund, SCF acquired beneficial ownership of 20,211,724 shares of Class A Common Stock, SCFP acquired beneficial ownership of 3,108,968 shares of Class A Common Stock, RB acquired sole beneficial ownership of 643,015 shares of Class A Common Stock and DL acquired sole beneficial ownership of 1,988,869 shares of Class A Common Stock.

(e) As of September 5, 2024, Sequoia Capital USV XIV Holdco, Sequoia Capital U.S. Growth Fund VI, Sequoia Capital U.S. Growth VI Principals Fund, SC U.S. Venture Fund XIV, SC U.S. Venture Partners Fund XIV, SC U.S. Venture Fund XIV (Q), SC U.S. XIV Management and SC U.S. Growth VI Management no longer hold any shares of Class A Common Stock.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 9, 2024

Sequoia Capital USV XIV Holdco, Ltd.

By:	Sequoia Capital U.S. Venture Fund XIV, L.P.
Sequoia Capital U.S. Venture Partners Fund XIV, L.P.
Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.
its Members

By:	SC U.S. Venture XIV Management, L.P.
the General Partner of each Member

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth Fund VI, L.P.

By:	SC U.S. Growth VI Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth VI Principals Fund, L.P.

By:	SC U.S. Growth VI Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund II, L.P.

By:	SC Global Growth II Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth II Principals Fund, L.P.

By:	SC Global Growth II Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth Fund VII, L.P.

By:	SC U.S. Growth VII Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Growth VII Principals Fund, L.P.

By:	SC U.S. Growth VII Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund III - Endurance Partners, L.P.

By:	Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P. its Manager

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital US/E Expansion Fund I, L.P.

By:	Sequoia Capital US/E Expansion Fund I, L.P. Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital US/E Expansion Fund I, L.P. Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Venture Fund XIV, L.P.

By:	SC U.S. Venture XIV Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Venture Partners Fund XIV, L.P.

By:	SC U.S. Venture XIV Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P.

By:	SC U.S. Venture XIV Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Venture XIV Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Growth VI Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC Global Growth II Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SCGGF III – U.S./India Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC U.S. Growth VII Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P.

By:	Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P. its General Partner

By:	SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory
Sequoia Capital Fund Parallel, LLC By: Sequoia Capital Fund Management, L.P. its Manager By: SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Fund, L.P. By: Sequoia Capital Fund Management, L.P. its General Partner By: SC US (TTGP), Ltd. its General Partner

/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Sequoia Capital Fund Management, L.P.

By:	Sequoia Capital Fund Management, L.P. Its General Partner

By:	SC US (TTGP), Ltd. its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

SC US (TTGP), Ltd.

By:	/s/ Roelof Botha
Roelof Botha, Authorized Signatory

Douglas Leone

By:	/s/ Douglas Leone
Douglas Leone

Roelof Botha

By:	/s/ Roelof Botha